WILLIAMSBURG INVESTMENT TRUST

June 9, 2014

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Williamsburg Investment Trust (the “Trust)
File Nos. 811-05685, 33-25301

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms.  Karen Risotto of the staff of the Securities and Exchange Commission (the “Commission”) on preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement and Proxy Card, filed with the Commission on May 27, 2014 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.  The Trust intends to file definitive copies of the proxy materials reflecting the change described in the letter. The following is the comment provided by the Commission staff and the Trust’s response:

PROXY STATEMENT

1.  “Proposal 1: “To approve, with respect to each Fund, a proposed new investment advisory agreement with Leavell Investment Management, Inc.” – In the description of the differences in the terms and conditions of the new advisory agreement and the present advisory agreements, please indicate any implications to shareholders of The Government Street Equity Fund and The Government Street Mid-Cap Fund resulting from the change in the applicable state law by which the new advisory agreements would be governed from the State of North Carolina to the State of Alabama.

RESPONSE:  Management does not believe there would be any material implications to shareholders of The Government Street Equity Fund and The Government Street Mid-Cap Fund resulting from the change in the applicable state law by which the new advisory agreements would be governed.  We have revised the proxy to include a statement to that effect.

*********************************
We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary